

Mail Stop 4561

November 13, 2015

Michael Cannon-Brookes Co-Chief Executive Officer
Scott Farquhar Co-Chief Executive Officer
Atlassian Corp Plc
1098 Harrison Street
San Francisco, California 94103

>   **Re: Atlassian Corp Plc**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted October 30, 2015**
>   **Registration Statement on Form F-1**
>   **Filed November 9, 2015**
>   **CIK No. 0001650372**

Dear Messrs. Cannon-Brookes and Farquhar:

We have reviewed your amended draft registration statement and registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Where we refer to prior comments we are referring to our letter dated October 13, 2015. References to page numbers are based on the pagination of your publicly filed document.

Prospectus Summary

Overview, page 1

1.   We note your response to prior comment 6 and your revised disclosures on page 64 where you explain the difference between the number of organizations that use your products and the number of customers. Please revise to move this discussion to the Prospectus Summary where you first disclose these measures. Similarly, please revise

your discussion of monthly active users here to clearly define how it is calculated , clarify that the measure does not directly correlate to revenues, and explain why it is useful.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 58

2. We note your response to prior comment 5. Revise your disclosure to briefly explain why prior period information for the referenced measures is not being provided and to note that at this time the company does not intend to include comparative disclosure regarding these metrics in future filings.

3. We note your response to prior comment 7 and your revised disclosure on page 62 of the quarterly net expansion rate. Please tell us why your calculations exclude reduced usage within a customer and tell us how such calculation will ever result in a net expansion rate of less than 100%. Also, please explain to us why you believe this information, as calculated, is meaningful to investors. In your response, please provide us with the quarterly expansion rate for each period, which you indicate is calculated based on the year-over-year growth in quarterly spending by customers that were paying customers during the same quarter in the prior period and therefore, does not appear to be adjusted for reduced usage.

Results of Operations

Fiscal Years Ended June 30, 2014 and 2015

Income tax benefit (expense), page 76

4. We note your response to prior comment 9. Please expand your disclosures to explain what non-assessable, non-operating items relate to as described in your response.

Critical Accounting Policies and Estimates

Company Share and RSU Valuations, page 91

5. Once you have an estimated offering price, please provide us an analysis explaining the reasons for any significant differences between recent valuations of your common stock leading up to the IPO and the estimated offering price. We may have additional comments on your accounting for your equity issuances based on your response.

You may contact Eiko Yaoita-Pyles, Staff Accountant, at (202) 551-3587 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney at

(202) 551-3853 or me at (202) 551-3456 with any other questions. If you require additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: Richard Kline
        An-Yen Hu
        Goodwin Procter LLP